Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

INTRODUCTION

The following is Management’s Discussion and Analysis (“MD&A”) of the consolidated financial condition and results of operations of Perpetua Resources Corp. (“Perpetua Resources” or the “Corporation”) for the year ended December 31, 2020 compared to the year ended December 31, 2019. This MD&A should be read in conjunction with Perpetua Resources’ consolidated financial statements (“Financial Statements”) for the year ended December 31, 2020 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Additional corporate information, including Perpetua Resources’ most recent Annual Information Form (“AIF”) and other continuous disclosure documents can be accessed through the System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com and the Corporation’s website at www.PerpetuaResources.com.

To the extent applicable, updated information contained in this MD&A supersedes older information contained in previously filed continuous disclosure documents. Information contained on the Corporation’s website that is not incorporated by reference does not form part of this MD&A. This MD&A contains forward-looking statements that are based on certain estimates and assumptions and involve risks and uncertainties. Actual results may vary materially from management’s expectations. See the “Forward-Looking Statements” and “Risks and Uncertainties” sections in this MD&A for further information. All “$” dollars in this MD&A are United States Dollars, unless specifically stated as “C$” which are Canadian Dollars.

The information in this MD&A is provided as at March 15, 2021.

OVERVIEW

Perpetua Resources (formerly Midas Gold Corp) was incorporated on February 22, 2011 under the Business Corporations Act of British Columbia. The Corporation was organized to hold shares in wholly owned subsidiaries that locate, acquire, develop and restore mineral properties located principally in the Stibnite – Yellow Pine mining district in Valley County, Idaho, USA. The Corporation’s principal asset is 100% ownership in subsidiaries that control the Stibnite Gold Project (“Stibnite Gold Project” or the “Project”). The Corporation currently operates in one segment, mineral exploration in the United States. The registered office of the Perpetua Resources is 400-725 Granville St, Vancouver, BC, V7Y 1G5, Canada and the corporate office is located at 201-405 S 8th St, Boise, ID 83702, USA.

HIGHLIGHTS

On January 27, 2020, the Corporation announced the United States Forest Service (“USFS”) and other regulators working on the Stibnite Gold Project (“Project”) had, following internal reviews, identified a number of recommended improvements to the draft environmental impact statement (“Draft EIS”) that was being prepared by the USFS as the lead agency. These recommended improvements to the Draft EIS would ultimately support a complete Record of Decision (“ROD”) at the conclusion of the permitting process.

Perpetua Resources Corp. | Management’s Discussion & Analysis 1

On March 17, 2020, the Corporation announced that it had completed a financing for gross proceeds of US$35.0 million (C$47.6 million), with proceeds to be used for continued work on the Stibnite Gold Project and for general working capital purposes. The financing was completed with Paulson & Co. Inc. (“Paulson”), on behalf of the several investment funds and accounts managed by Paulson, whereby Paulson purchased Canadian Dollar denominated 0.05% senior unsecured convertible notes (the “2020 Notes”) issued by a wholly owned subsidiary of the Corporation on a private placement basis. The 2020 Notes are convertible into common shares of the Corporation at a price of C$4.655. Aside from the conversion price, the 2020 Notes have identical features to convertible notes issued on March 17, 2016 (the “2016 Notes” and collectively the “Convertible Notes”) which bear interest at a rate of 0.05% per annum, payable annually in cash or common shares (at the Corporation’s election) or added to the principal and payable on maturity. The 2016 Notes are convertible into common shares of the Corporation at a price of C$3.541. In accordance with TSX regulations, the 2020 Notes would have required shareholder approval, however the Corporation applied to the Toronto Stock Exchange (“TSX”) for a “financial hardship” exemption under Section 604(e) of the TSX Company Manual. The application was authorised by the independent members of the board of directors on the basis of their determination that the Corporation would have been in a serious financial difficulty without the issuance of the 2020 Notes and with the issuance of the 2020 Notes the Corporation’s financial situation would be significantly improved. As a consequence of relying upon the financial hardship exemption, the Corporation was subjected to a remedial de-listing review by the TSX, which is normal practice when a listed Company seeks to rely on this exemption. Subsequent to the end of the quarter, on April 14, 2020, the TSX advised the Corporation that it had completed its remedial de-listing review and has determined that the Corporation has met the requirements for continued listing.

On April 1, 2020, the Corporation announced the USFS and other regulators working on the Project had released an updated permitting schedule and committed to releasing the Draft EIS for public review in Q3, 2020. The updated schedule came after a comprehensive internal review by federal and state regulators of the preliminary Draft EIS that identified areas for improvement and refinement resulting in a more user-accessible document. The USFS also pledged to provide additional resources to undertake the final review and release of the Draft EIS. On July 2, 2020, the Corporation announced that the USFS and other regulators working on the review of the Project under the National Environmental Policy Act (“NEPA”), had released their quarterly Schedule of Proposed Actions (“SOPA”), which updates the NEPA permitting schedule for the Project. The updated schedule indicated that the USFS expected to release the Draft Environmental Impact Statement (“Draft EIS”) for public review in August 2020, the same as the SOPA released April 2, 2020. Subsequently, the USFS released the Draft EIS for the Project on August 14, 2020 for public comment. Individuals ultimately had 75 days to comment on the proposed redevelopment and restoration of the former Stibnite gold, silver, antimony and tungsten mine. The comment period is legally required to be 45 days and the USFS initially decided to grant a 15-day extension, and on September 29, 2020 announced an additional 15-day extension to October 28, 2020.

On August 26, 2020, Paulson & Co., Inc., on behalf of the several investment funds and accounts managed by it (“Paulson”), exercised the conversion feature on the convertible notes they held in the aggregate principal amount of C$82,102,500 (the “Notes”) for a total of 19,969,280 common shares of Perpetua Resources, resulting in Paulson holding approximately 44.12% of the Corporation’s outstanding common shares. The Notes were purchased by Paulson in two separate financings completed on March 17, 2016 and March 17, 2020 with conversion prices of $3.541 and $4.655, respectively.

On September 10, 2020, the Corporation announced that the Project had received a federal ‘Permitting Dashboard’ to bring improved coordination, transparency and accountability to projects under the NEPA permitting process. Published on the Council on Environmental Quality (“CEQ”) website, the Stibnite Gold Project Permitting Dashboard maintains the same permitting schedule as that published by the USFS in July 2020. Projects that receive a Permitting Dashboard are afforded enhanced coordination between federal agencies but must still move through the strict protocols of study and review under, and meet the regulatory standards required by, NEPA. The Permitting Dashboard was granted as a result of infrastructure development, a domestic supply of critical minerals for national security, and the environmental restoration related to what has been a long abandoned and contaminated mine site.

On October 29, 2020, it was announced that the Corporation and regulators, led by the USFS, were entering the final phases of review of the Project under NEPA as the comment period on the Draft Environmental Impact Statement had completed. The comment period officially ended, after 75 days of public review, on October 28, 2020. Thousands of individuals meaningfully participated in the comment period and substantial numbers of the letters uploaded by the USFS are supportive of Perpetua Resources’ plan to redevelop a brownfields mining site, providing significant economic, employment and environmental benefits needed to restore the site.

On November 20, 2020, the Corporation announced that it had been provided with a shareholder meeting requisition notice (the “Requisition”) dated November 20, 2020 from Paulson, as manager of funds holding not less than 1/20th of the issued and outstanding shares of Perpetua Resources, requesting that the directors of the Corporation call a meeting of the shareholders of the Corporation for the purpose of (a) removing five directors; (b) fixing the number of directors at eight; and (c) electing five nominee directors of Paulson. Subsequently, on December 4, 2020, the Corporation announced the transition of five members of the Corporation’s (then) current Board of Directors to five new, independent directors who will assist the Corporation in moving the Project through the remaining phase of permitting under NEPA and into construction and operations. The decision came as a part of a transition agreement between the Corporation and Paulson, which owns 44.1% of the outstanding common shares of the Corporation. As part of the agreement, Stephen Quin resigned as President, CEO, and a director of the Corporation and was succeeded by Ms. Laurel Sayer, previously President and CEO of the Corporation’s wholly owned subsidiary, Perpetua Resources Idaho, Inc. (“Perpetua Resources Idaho”).

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On December 22, 2020, the Corporation announced the results of an independent Feasibility Study (the “FS” or “Feasibility Study”) and technical report (the “Report”) completed on its Stibnite Gold Project in Idaho. The Project, as envisioned in the FS, would become one of the largest and highest-grade open pit gold mines in the United States and the country’s only primary producer of antimony, a critical and strategic mineral. The FS builds upon Perpetua Resources’ Plan of Restoration and Operations (“PRO”), identifying a suite of operational improvements and environmental refinements to achieve the Corporation’s key objective for the financially viable restoration and brownfields development of the Stibnite mining district.

Subsequent events

Subsequent to year end, on January 15, 2021, the Corporation announced, after three years of extensive and continuous discussions, that Federal agencies have authorized the Corporation pursuant to a voluntary agreement under the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) to perform agreed, immediate clean up actions to address contaminated legacy conditions within Idaho’s abandoned Stibnite Mining District that are negatively impacting water quality. Perpetua Resources did not cause the legacy environmental problems at Stibnite However, the recently signed voluntary agreement points to the need for timely environmental action and is a testament to the Corporation’s willingness to take part in early environmental restoration in the District. The Agreement is necessary to allow the Corporation to voluntarily address environmental conditions at the abandoned mine site without inheriting the liability of the conditions left behind by past operators. As such, the Corporation may now provide the early clean up actions deemed necessary by the Federal government to improve water quality. Should the Project move forward with proposed mining and restoration activities, this Agreement will also allow for comprehensive site cleanup by affording the Corporation the opportunity to address legacy features, including millions of tons of legacy mine tailings that fall outside of the Project footprint and would otherwise not be addressed by Project operations. The Corporation intends to record an immediate exploration expense of $6.9 million and a corresponding Provision for ASAOC work in Q1 2021.

Subsequent to the execution of the CERCLA Agreement, Perpetua Resources has relocated its corporate headquarters from British Columbia, Canada to Boise, Idaho and is exploring the viability of redomiciling to the United States. The Corporation also approved a share consolidation in connection with its U.S. listing on the Nasdaq Stock Market (“Nasdaq”).

On January 27, 2021, the Corporation announced that it had completed a one-for-ten (1:10) reverse share split of all of its issued and outstanding common shares (“Share Consolidation”), resulting in a reduction of the issued and outstanding shares from 474,811,340 to 47,481,134. Shares reserved under the Corporation’s equity and incentive plans were adjusted to reflect the Share Consolidation. All share and per share data presented in the Corporation’s consolidated financial statements and this MD&A have been retroactively adjusted to reflect the Share Consolidation unless otherwise noted. The Share Consolidation was made in connection with the Corporation’s previously announced application to list its common shares on the Nasdaq Stock Market (“Nasdaq”) and was necessary to meet the minimum share price requirements for trading on the Nasdaq.

On January 28, 2021, the Corporation announced that it had filed an independent technical report on SEDAR in accordance with National Instrument 43-101 (“NI 43-101”) that detailed the results of the recent Feasibility Study on the Corporation’s Stibnite Gold Project in Idaho (the “Technical Report”). Minor changes were made to the economic model in the process of finalizing the Technical Report that resulted in slightly lower initial capital costs and similar overall economic indicators relative to the estimates included in the December 22, 2020 news release. The fundamental results of the economic analyses remained unchanged.

On February 16, 2021, the Corporation announced that it had changed its name to “Perpetua Resources Corp.” effective February 15, 2021 and the Corporation’s common shares were approved for listing on Nasdaq. The Corporation’s common shares commenced trading on the Nasdaq on February 18, 2021 under the symbol “PPTA” and on the Toronto Stock Exchange (“TSX”) under the new name at market open on February 18, 2021 under the stock symbol “PPTA”. As the Project continues to advance through major milestones, the listing on a U.S. stock exchange is a strategic decision to focus the Corporation’s business in the United States and open additional opportunities for American investment.

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On February 17, 2021, the Corporation announced that it had reached an agreement with the Nez Perce Tribe for a minimum three month stay of the Tribe’s Clean Water Act lawsuit while the parties pursue a Court-ordered alternative dispute resolution (“ADR”) process. The litigation stay will allow the parties to work with a neutral judge or mediator and determine if there are grounds to work out a resolution of the lawsuit.

On February 23, 2021, the Corporation announced the appointment of Endeavour Financial (“Endeavour”) as its financial advisor to assist in the evaluation of funding options to support the development of the Company’s world class Stibnite Gold Project, following the release of its Feasibility Study in December 2020. Endeavour is a leading independent advisor dealing exclusively with the natural resources sector. It specializes in the junior to mid-tier market, providing advice on financing projects from multiple funding sources. The Endeavour team offers more than 160 years of mining finance experience and specializes in arranging multi-sourced funding structures for single asset development companies.

Also subsequent to year end, the Corporation appointed Chris Foster as Chief Financial Officer of Perpetua Resources effective March 16, 2021, on a contract basis. Mr. Foster is a member of the Chartered Professional Accountants of Canada (CPA Canada) and will be responsible for providing the Corporation with financial management services. Mr. Foster will be replacing Darren Morgans who will resign from his current role as Chief Financial Officer effective March 15, 2021. Mr. Morgans has served as the Corporation’s Chief Financial Officer since April 2011.

FORWARD-LOOKING STATEMENTS

This MD&A and certain information incorporated by reference in this MD&A contain “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”). Such forward-looking information and statements relate to, among other things, the Corporation’s strategy, projects, plans and future or operating performance, and the effects and potential effects of the global coronavirus (SARS- CoV-2) (“COVID-19”) pandemic on the Corporation’s business and operations.

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of Perpetua Resources, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (British Columbia) and the provisions for ‘‘safe harbor’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this MD&A. Certain forward-looking information may also be considered future-oriented financial information (“FOFI”) as that term is defined in National Instrument 51-102 of the Canadian Securities Administrators. The purpose of disclosing FOFI is to provide a general overview of management’s expectations regarding the anticipated results of operations and capital expenditures, and readers are cautioned that FOFI may not be appropriate for other purposes.

Forward-looking information can frequently, but not always, be identified by the use of words such as “plans”, “outlook”, “potential”, “expects", “estimates”, “intends”, “possible”, “goals”, “anticipate”, “determine” or “believes”, or variations or the negative of such words and phrases, or statements that certain actions, conditions, events or results “may”, “could”, “would”, “should” or “will”, “occur” or “be achieved” or the negative of these terms or comparable terminology. Such forward-looking information is set forth, among other places, under the headings “2021 Outlook and Goals”, “Capital Resources and Liquidity”, “Mineral Properties” and “Critical Accounting Estimates and Policies”, and elsewhere in the MD&A and may include, without limitation, statements regarding the perceived merits of properties; the timing and ability to complete or obtain, as applicable, feasibility studies and regulatory processes relating to permitting for site restoration and redevelopment of the Project; the Corporation’s guidance for redevelopment, redevelopment costs, all in cost, cash flow, free cash flow and capital expenditures; feasibility study results (including projected economic returns, operating costs and capital costs); success of exploration and development, including exploration results at the Corporation’s properties; identification of resources and reserves; budgets; work programs; permitting or other timelines, including the schedules and budgets for the Corporation’s development and redevelopment projects, and estimated timing for construction of, and production from, any new projects; currency fluctuations; capital requirements; project studies; government regulation permit applications; the Corporation’s engagement and consultation with regulators, communities, tribes and other stakeholders in respect of the Project and the Corporation’s Plan of Restoration and Operations (“PRO”); the ability of the Corporation to discharge its liabilities as they become due, to continue to advance the Project through 2021 and beyond, and to meet its administrative and overhead requirements for more than a year; strategic plans, including without limitation the Corporation’s strategy and plans in respect of environmental and social governance issues; the market price of gold and any other applicable metals; and expectations regarding future price assumptions, financial performance and other outlook or guidance or other statements that are not statements of historical fact.

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Forward-looking information is necessarily based upon a number of estimates and assumptions, including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Corporation as at the date of this MD&A in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. With respect to forward-looking information contained herein, the Corporation has applied several material factors or assumptions including, but not limited to, certain assumptions as to production rates, operating costs, recovery and metal costs; that any additional capital and financing needed will be available on reasonable and acceptable terms; the exchange rates for the U.S. and Canadian currencies will be consistent with the Corporation’s expectations; that the current exploration, development, environmental and other objectives concerning the Project can be achieved and that the Corporation’s other corporate activities will proceed as expected; that the formal review process under the NEPA (including a joint review process involving the USFS, the State of Idaho and other applicable agencies and regulatory bodies), as well as the public comment period and environmental impact statement, will proceed in a timely manner and as expected; that litigation, regulatory proceedings and audits, and the potential ramifications thereof, being concluded in a manner consistent with the Corporation’s expectations (including without limitation the litigation relating to the Nez Percé Tribe’s complaint against Perpetua Resources under the Clean Water Act); that the current price and demand for gold and other metals will be sustained or will improve; the equipment and personnel required for permitting, construction and operations will be available on a continual basis; there will be no unforeseen delays, unexpected geological or other effects, equipment failures, or permitting or other delays, including without limitation the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the redevelopment of the Project; that all applicable labour and materials costs will continue or increase on a basis consistent with the Corporation’s current expectations; that general business, economic and market conditions will not change in a materially adverse manner and that all necessary governmental approvals and authorization for the planned exploration, development and environmental protection activities relating to the Project will be obtained in a timely manner and on acceptable terms; the continuity of economic and political conditions and operations of the Corporation; and that the COVID-19 pandemic will continue to not have a significant impact on the Corporation’s business, operations and performance and that the Corporation will continue to be able to effectively mitigate any impacts related to COVID-19.

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The forward-looking information contained herein is subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events, results, performance and/or achievements of the Corporation to differ materially from any future events, results, performance and/or achievements expressed or implied by such forward-looking information. In addition to those discussed in the Corporation’s public disclosure record and the risks and uncertainties set out in this MD&A under the heading “Risks and Uncertainties”, such risks and other factors include, among others, risks involved in fluctuations in gold and other commodity prices and currency exchange rates; the speculative nature of mineral exploration and development; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; changes in project parameters as plans continue to be refined; risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; the benefits expected from recent transactions being realized; failure to comply with environmental and health and safety laws and regulations; risks related to cooperation of government agencies and federally recognized tribes in the exploration and development of the Corporation’s properties (especially in regards to the Project) and the issuance of required permits and licenses; risks related to the need to obtain additional financing to develop the Corporation’s properties (especially in regards to the Project) and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and disruptions in the maintenance or provision of required infrastructure and information technology systems; uncertainty as to timely availability of permits and other approvals; non-renewal of key licenses by governmental authorities; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in the Corporation’s credit ratings; the impact of inflation; risks associated with illegal and artisanal mining; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States, tribal governments and other jurisdictions in which the Corporation or its affiliates do or may carry on business in the future, including in response to the COVID-19 outbreak; risks associated with new diseases, epidemics and pandemics, including any risks related to the uncertainties surrounding the duration and the direct or indirect impact of the COVID-19 pandemic on the business, operations and financial condition of the Corporation and its strategic partners and suppliers, as well as on the economy in general, including the Corporation’s ability to purchase products and/or services at reasonable costs and to obtain sufficient financing, or financing on terms acceptable to Perpetua Resources; risks associated with the Corporation’s ability to mitigate any impacts related to COVID-19, including the effectiveness of preventative actions and contingency plans put in place by the Corporation to respond to the COVID-19 pandemic, such as social distancing, travel restrictions, business continuity plans and efforts to mitigate supply chain or other disruptions; the possibility that future exploration results will not be consistent with the Corporation’s expectations; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; litigation and legal and administrative proceedings; enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; business opportunities that may be presented to, or pursued by, the Corporation; the Corporation’s ability to successfully integrate acquisitions or complete divestitures; employee relations including loss of key employees; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; and other risks inherent to the Corporation’s business and/or factors beyond its control which could have a material adverse effect on the Corporation. In addition, there are risks and hazards associated with the business of exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). The Corporation also cautions that its 2021 Outlook and Goals may be impacted by the unprecedented business and social disruption caused by the spread of COVID-19.

All of the forward-looking statements made in this MD&A are qualified by these cautionary statements and those made in the Corporation’s other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Factors” section of the Corporation’s most recently filed AIF. Specific reference is made to the Corporation’s most recent AIF (which is available on SEDAR at www.sedar.com) for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect the Corporation’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A.

The foregoing is not an exhaustive list of factors that may affect the Corporation’s forward-looking information. Although the Corporation has attempted to identify important factors that could affect the Corporation and may cause actual actions, events or results to differ materially from those described in the forward-looking information, there may be other factors, risks and uncertainties not presently known to the Corporation that could cause actions, events or results not to be as anticipated, estimated or intended. Readers are cautioned to consider these and other factors, uncertainties and potential events carefully. There can be no assurance that forward-looking information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such forward-looking information. The forward-looking statements made relate only to events or information as of the date on which the statements are made in this MD&A. Accordingly, readers should not place undue reliance on such forward- looking information. Except as required by applicable law, Perpetua Resources does not assume any obligation to release publicly any revisions or updates to forward-looking information contained in this MD&A to reflect new information, future events or circumstances, or otherwise, after the date hereof or to reflect the occurrence of unanticipated events. Readers are cautioned that forward-looking statements are not guarantees of future performance.

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2021 OUTLOOK AND GOALS

The forward-looking information contained in this section is subject to the risk factors and assumptions contained in the “Forward-Looking Statements” and “Risks and Uncertainties” sections in this MD&A.

Perpetua Resources’ vision is to provide the United States with a domestic source of the critical mineral antimony, operate one of the [largest and] highest-grade open pit gold mines in the country and restore and redevelop an abandoned brownfield site. In 2021, Perpetua Resources continues to focus on advancing the permitting process for the Stibnite Gold Project under the National Environmental Protection Act (“NEPA”). Perpetua Resources will continue to engage and consult with regulators, communities, tribes and other stakeholders relating to the concepts for the Project set out in the Plan of Restoration and Operations (“PRO”) to ensure that plans for the restoration and redevelopment of the Project address concerns and issues to the extent environmentally, technically and commercially feasible. As part of this ongoing process, Perpetua Resources submitted a modified version of the PRO to the regulators in Q2 2019 which included a number of refinements to the original PRO that were designed to reduce the Project footprint and improve environmental outcomes. This modified PRO is being considered alongside three other alternatives being assessed by the regulators under NEPA, as well as a required ‘no action’ alternative.

The next major permitting milestone for the Project is the final EIS, draft Record of Decision and Final Record of Decision which management expects to be completed in 2021. Over the last few years, Perpetua Resources advanced value engineering work and, where appropriate, included the results in the Feasibility Study. Perpetua Resources continues to evaluate potential optimization of various aspects of the Project, including mine planning, scheduling and stockpiling, plant layout and water management strategies. Perpetua Resources expects to begin hiring a senior construction team midway through 2021 and could award the Engineering, Procurement, Construction Management contract later this year to ensure the Company is well-positioned for a smooth transition from permitting to construction.

The Corporation continues to balance the timing and prioritization of expenditures with the intention of delivering the Corporation’s major objectives in a timely and cost-effective manner.

SELECTED ANNUAL INFORMATION

The following is a summary of certain selected consolidated financial information of the Corporation for the years ended December 31, 2020, 2019, and 2018:

Year Ended (All amounts in $)	Revenue	Net Loss and Comprehensive Loss	Basic & Diluted Loss per Share	Total Assets	Long Term Liabilities	Cash Dividend
December 31, 2020	-	(220,632,107)	(6.45)	98,131,612	36,562,739	-
December 31, 2019	-	(11,299,887)	(0.44)	90,504,860	53,354,871	-
December 31, 2018	-	(47,287,985)	(2.18)	101,950,530	72,368,280	-

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RESULTS OF OPERATIONS

Net Loss and Comprehensive Loss

	Three Months Ended		Year Ended
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
EXPENSES
Consulting	$51,802	$101,205	$76,149	$199,628
Corporate salaries and benefits	571,059	186,380	1,177,488	779,803
Depreciation	68,800	63,780	284,414	249,300
Directors’ fees	28,939	34,427	154,688	131,217
Exploration and evaluation	6,409,058	7,779,233	25,258,032	26,877,306
Office and administrative	88,731	45,720	180,026	141,743
Professional fees	618,966	177,945	813,463	363,243
Share based compensation	287,949	434,322	1,593,539	1,935,681
Shareholder and regulatory	75,594	78,626	387,632	348,850
Travel and related costs	3,497	45,511	32,801	215,920
OPERATING LOSS	$8,204,395	$8,947,150	$29,958,232	$31,242,691

OTHER (INCOME) / EXPENSES
Change in fair value of warrant derivative	$(141,146)	$172,142	$600,141	$(180,096)
Change in fair value of Convertible Note derivative	(4,831,402)	794,934	179,133,742	(24,786,758)
Finance Costs	250,385	709,151	3,387,700	2,707,277
Foreign exchange loss	1,517,115	990,736	7,838,610	2,883,315
Gain on sale of building and equipment	(8,500)	-	(8,500)	(18,500)
Interest income	(44,416)	(104,791)	(277,818)	(548,042)
Total other (income)/expenses	$(3,257,964)	$2,562,173	$190,673,875	$(19,942,804)

NET LOSS AND COMPREHENSIVE LOSS	$4,946,431	$11,509,323	$220,632,107	$11,299,887

Net loss and comprehensive loss for Perpetua Resources for the three- months and year ended December 31, 2020 was $4.9 million and $220.6 million, respectively, compared with a loss of $11.5 million and $11.3 million for the corresponding periods of 2019. The $209.3 million change for the year was primarily attributable to a $203.9 million increase in non-cash losses related to the change in the fair value of the convertible note derivative, which is the result of an increase in share price over the previous year, a $5.0 million increase in foreign exchange losses, a $0.8 million increase in non-cash losses related to the change in fair value of the warrant derivative, a $0.7 million increase in finance costs, a $0.4 million increase in corporate salaries and benefits, a $0.5 million increase in professional fees and a $0.3 million decrease in interest income. These losses were partially offset by a $1.6 million decrease in exploration and evaluation expenses, a $0.3 million decrease in share-based compensation, a $0.2 million decrease in travel and meals and a $0.1 million decrease in consulting as compared to the prior year. As noted above, for the three- month period and year ended December 31, 2020, the Corporation’s main focus was the continued evaluation and advancement of the Stibnite Gold Project. An analysis of each line item follows.

Consulting

This expense relates to consulting services provided to the Corporation that do not relate to the exploration and evaluation of the Stibnite Gold Project. The expense for the current quarter and year is lower than the comparable periods in the previous year primarily as a result of increased activity related to the strategic advancement of the Stibnite Gold Project during 2019.

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Corporate Salaries and Benefits

This expense results from salaries and benefits of the employees that are not directly related to the exploration and evaluation of the Stibnite Gold Project, primarily corporate employees. Salaries and benefits for the quarter and year ended December 31, 2020 are higher than the prior year due to changes in corporate management and related severance payments during the fourth quarter of 2020.

Depreciation

This expense relates to the depreciation of the Corporation’s building and equipment. The expense for the current quarter is consistent with the comparable period in the previous year. The expense for the year ended December 31, 2020 is higher than the previous year due to office leases signed during the second half of 2019 that are now being depreciated under IFRS 16.

Directors’ Fees

Each of the Corporation’s non-executive directors is entitled to annual base fees paid in quarterly installments, with the independent Lead Director, Chairs of Board Committees and Members of Board Committees receiving additional fees commensurate with each role. Paulson nominee directors have agreed not to receive any compensation from the Corporation. This expense for the current quarter is consistent with the comparable period in the previous year. This expense for the year is higher than the previous year due to one additional paid director, a board approved increase in fees related to the increase in workload of the directors and the effective currency of fees paid converted to USD during the year.

Exploration and Evaluation

This expense relates to all exploration and evaluation expenditures related to the Stibnite Gold Project, including labour, drilling, field office costs, engineering, permitting, environmental and sustainability costs. The Corporation’s exploration and evaluation expenses during the current quarter and year are lower than the same periods in the prior year primarily due to annual decreases in all categories except for consulting and labor costs, which had a slight increase. Additional details of expenditures incurred are as follows:

	Three Months Ended		Year Ended
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Exploration and Evaluation Expenditures
Consulting and labor cost	1,142,629	1,235,975	4,926,726	4,805,971
Field office and drilling support	498,801	610,945	1,965,548	2,272,395
Engineering	540,293	439,335	1,551,112	2,151,586
Permitting	2,957,741	3,777,913	13,839,120	13,881,784
Environmental and reclamation	338,480	1,042,363	832,591	1,042,363
Legal and sustainability	931,114	672,702	2,142,935	2,723,207
EXPLORATION AND EVALUATION EXPENSE	$6,409,058	$7,779,233	$25,258,032	$26,877,306

Office and Administrative

This expense is predominantly the maintenance of an office in Vancouver, BC, and corporate insurance costs. The costs for the current quarter and year are higher than the comparative periods in the prior year due to insurance related to the US listing.

Professional Fees

This expense relates to the legal and accounting costs of the Corporation. The costs for the current quarter and year ended December 31, 2020 are higher than the comparative periods in the prior year primarily due to fees associated with regulatory filings prepared during the year as well as costs related to the shareholder requisitioned meeting.

Share Based Compensation

This expense is due to the compensation of directors, officers, employees and consultants that are share based. Share based compensation for the current quarter is lower than the comparable period in 2019 due to 130,000 options granted during the fourth quarter of 2019, with no options granted in the last quarter of the current year. Shared based compensation for the year is lower than the previous year due to 130,000 fewer options granted during the year and a lower average fair value on grants as compared to the previous year. The fair value of options granted is estimated at the time of the grant using the Black-Scholes option pricing model which uses various assumptions that are outlined in the Corporation’s consolidated annual Financial Statements for the year ended December 31, 2020.

Perpetua Resources Corp. | Management’s Discussion & Analysis 9

Shareholder and Regulatory

This expense is associated with marketing, licenses and fees, shareholder communications and regulatory expenses. The expense for the current quarter is consistent with the comparable period in the previous year. The expense for the year is higher than the previous year due to additional marketing activities, listing fees and fees related to option exercises during the year.

Travel and Related Costs

This expense is a result of travel and meal costs of the Corporation’s directors, officers, employees and consultants while undertaking business on behalf of the Corporation. The expense for the current quarter and year is lower than the comparable periods in the previous year due to the impact of COVID-19 related restrictions currently in place throughout the world.

Change in Fair Value of Warrant Derivative

The Corporation issued 200,000 warrants in a financing transaction in May 2013, with an exercise price denominated in Canadian Dollars. The Corporation determined that warrants with an exercise price denominated in a currency that is different from the entity’s functional currency should be classified as a derivative and carried at their fair value. Any changes in their fair value from period to period have been recorded as a gain or loss in the consolidated statement of net loss and comprehensive loss. There are no circumstances under which Perpetua Resources will be required to pay cash upon exercise or expiry of the warrants or finder’s options (see Note 7 in the Financial Statements).

Change in Fair Value of Convertible Note Derivative Liability

The Corporation issued unsecured convertible notes with an interest rate of 0.05% per annum in March 2016 (“2016 Notes”) and in March 2020 (“2020 Notes”) with an exercise price denominated in Canadian Dollars. The Corporation determined that the convertible notes with an exercise price denominated in a currency that is different from the entity’s functional currency should be classified as a derivative and carried at their fair value. Any changes in their fair value from inception to balance date have been recorded as a gain or loss in the consolidated statement of net loss and comprehensive loss. The convertible note derivative is valued at fair value in accordance with IFRS. The change in fair value is due to an increase in the Corporation’s share price. There are no circumstances in which the Corporation would be required to pay cash upon conversion of the convertible notes (see Note 9 in the Financial Statements).

Finance Costs

Finance costs for the Corporation include accretion and interest expense related to the 2016 Notes and 2020 Notes described above, transaction costs related to the 2020 Notes issued in March 2020 and interest expense on lease liabilities. These costs are lower in the current quarter as compared to the same period in the prior year due to notes converted in August 2020. These costs are higher for the year as compared to the previous year due to the 2020 Notes issued in March 2020 and the corresponding interest expense prior to conversion.

Foreign Exchange

Changes in foreign exchange are driven by the change in value of the Canadian Dollar compared to the US Dollar. The current year loss is a result of the translation of the Corporation’s Canadian Dollar denominated balances as at December 31, 2020, primarily on the Convertible Notes and the Convertible Note Derivative. Large increases in the value of the Convertible Note Derivatives during the year as a result of a much higher stock price drove a significant increase in foreign exchange losses as the value was converted from CAD to USD.

Interest Income

This income results from interest received on the Corporation’s cash balances. Interest income in the current quarter and year is lower than the comparable periods in the prior year as a result of lower interest rates being earned on cash investments.

Perpetua Resources Corp. | Management’s Discussion & Analysis 10

Statement of Financial Position

An analysis of the December 31, 2020 and December 31, 2019 statements of financial position of the Corporation follows.

Total Assets

Total assets increased during the year ended December 31, 2020 from $90.5 million to $98.1 million primarily as a result of cash received during the March 2020 financing partially offset by cash used in operations to fund the Stibnite Gold Project.

Equity

Equity increased during the year ended December 31, 2020 from $32.7 million to $57.6 million primarily due to an increase in share capital related to the conversion of the convertible notes held by Paulson in August 2020, partially offset by an increase in deficit, primarily related to the change in fair value of the convertible note derivative.

Total Liabilities

Total liabilities decreased during the year ended December 31, 2020 from $57.8 million to $40.5 million, primarily as a result of the conversion of the convertible notes held by Paulson in August 2020 which resulted in a decrease in convertible note liabilities of $17.8 million. This was partially offset by a $0.6 million increase in the fair value of the convertible note derivative on remaining 2016 Notes and a $0.6 million increase in the fair value of the warrant derivative liability. The Convertible Note Derivative is valued at fair value in accordance with IFRS. There are no circumstances in which the Corporation would be required to pay cash upon conversion of the remaining convertible notes (see Note 9 in the Financial Statements).

Long term liabilities at December 31, 2020 include a Convertible Note, Convertible Note Derivative and warrant derivative balance of $9.6 million, $26.1 million and $0.9 million, respectively (2019 - $27.3 million, $25.5 million and $0.3 million, respectively).

Cash Flows

Perpetua Resources’ net change in cash and cash equivalents for the year ended December 31, 2020 was an inflow of $7.5 million (2019 – $12.4 million outflow). The inflows from financing activities during the year were partially offset by outflows from operating activities, primarily related to exploration and evaluation expenses.

Operating cash outflows for the year ended December 31, 2020 were $28.6 million (2019 - $27.1 million). Financing cash inflows for the year ended December 31, 2020 were $36.3 million (2019 – $14.4 million) and investing cash outflows for the year ended December 31, 2020 were $0.2 million (2019 – $0.2 million inflows).

QUARTERLY RESULTS

The net loss and comprehensive loss of Perpetua Resources for the previous eight calendar quarterly periods is tabulated below.

	Revenue	Net (Loss)/Income & Comprehensive (Loss)/Income	Basic & Diluted (Loss)/Income per Share	Total Assets	Long Term Liabilities	Cash Dividend
Quarter Ended	$	$	$	$	$	$
December 31, 2020	-	(4,946,431)	(0.10)	98,131,612	36,562,739	-
September 30, 2020	-	(171,218,075)	(4.90)	106,708,805	39,817,041	-
June 30, 2020	-	(43,872,194)	(1.62)	111,456,823	118,296,123	-
March 31, 2020	-	(595,406)	(0.02)	118,146,070	81,999,421	-
December 31, 2019	-	(11,509,323)	(0.43)	90,504,860	53,354,871	-
September 30, 2019	-	(5,118,799)	(0.19)	98,296,817	50,596,738	-
June 30, 2019	-	5,351,590	0.22	105,180,331	53,530,212	-
March 31, 2019	-	(23,354)	0.00	96,818,816	65,794,771	-

The Corporation has had relatively consistent operating losses over the past two years, with net income during Q2 of 2019.

Perpetua Resources Corp. | Management’s Discussion & Analysis 11

The most significant variances to the net (loss)/income and comprehensive (loss)/income are the change in the fair value of the warrant derivative, the convertible note derivatives and foreign exchange fluctuations on the convertible notes and convertible note derivatives. Exploration and evaluation expenditures create variances dependent on the nature of the work that is being completed in each quarter. The long-term liabilities include the convertible note derivatives, which are valued at fair value in accordance with IFRS. There are no circumstances in which the Corporation would be required to pay cash upon conversion of the remaining convertible notes (see Note 9 in the Financial Statements).

CAPITAL RESOURCES AND LIQUIDITY

Capital resources of Perpetua Resources consist primarily of cash and liquid short-term investments. As at December 31, 2020, Perpetua Resources had cash and equivalents totaling approximately $25.0 million, approximately $0.8 million in other current assets and $3.7 million in trade and other payables.

With its current capital resources, Perpetua Resources has sufficient funds to continue to advance the regulatory process related to permitting for mine development into 2021. During 2021 and beyond, Perpetua Resources plans to:

•	Continue engaging with Project stakeholders to ensure all stakeholders have the opportunity to better understand the benefits and plans for the Project;
•	Continue collecting environmental baseline data in support of the ongoing regulatory processes related to permitting for site restoration and redevelopment of the Project;
•	Continue to advance the Project with the recommendations that were included in the Feasibility Study;
•	Continue to advance the regulatory process for the restoration and redevelopment of the Project;

Perpetua Resources has long term liabilities of $35.6 million related to the 2016 Notes and the related embedded derivative, and $0.9 million related to the warrant derivative. The Convertible Note Derivative is valued at fair value in accordance with IFRS. There are no circumstances in which the Corporation would be required to pay cash related to the $26.0 million Convertible Note Derivative upon conversion of the 2016 Notes (see Notes 8 and 9 in the Financial Statements). There are also no circumstances under which Perpetua Resources will be required to pay any cash upon exercise or expiry of the warrants (see Note 7 in the Financial Statements).

Perpetua Resources does not anticipate the payment of dividends in the foreseeable future.

It is management’s opinion, based on the Corporation’s current capital resources and liquidity, that the Corporation will have sufficient assets to discharge its liabilities as they become due, to continue to advance the Stibnite Gold Project well into 2021, but will require additional funding to finalize Project permitting through 2021 and beyond. Expenditures post-2020 include discretionary items, so the Corporation could reprioritize objectives to meet its administrative and overhead requirements by deferring certain discretionary expenditures.

Contractual Obligations

Mining Claim Assessments

The Corporation currently holds mining claims on which it has an annual assessment obligation of $250,470 to maintain the claims in good standing. The Corporation is committed to these payments indefinitely. Related to the Mining Claim Assessments is a $335,000 bond related to the Corporation’s exploration activities.

Stibnite Foundation

Upon formation of the Stibnite Foundation on February 26, 2019, the Corporation became contractually liable for certain future payments to the Stibnite Foundation based on several triggering events, including receipt of a positive Record of Decision issued by the USFS, receipt of all permits and approvals necessary for commencement of construction, commencement of construction, commencement of commercial production, and commencement of the final reclamation phase. These payments could begin as early as Q3 2021 based on the current permitting schedule and range from $0.1 million to $1 million (upon commencement of final reclamation phase) in cash and 150,000 million in shares. During commercial production, the Corporation will make payments to the Stibnite Foundation equal to 1% of Total Comprehensive Income less debt repayments or a minimum of $0.5 million.

Perpetua Resources Corp. | Management’s Discussion & Analysis 12

Option Payments on Mineral Properties

The Corporation is obligated to make option payments on mineral properties in order to maintain an option to purchase these properties. As at December 31, 2020, the remaining option payments due on these properties are $190,000, which will be paid in the next year. The agreements include options to extend.

OFF BALANCE SHEET ARRANGEMENTS

The Corporation has no off balance sheet arrangements as of December 31, 2020 and the date of this MD&A.

RELATED PARTY TRANSACTIONS AND KEY MANAGEMENT COMPENSATION

During the year ended December 31, 2020, compensation of directors and officers and other key management personnel who have the authority and responsibility for planning, directing and controlling the activities of the Corporation was:

	December 31, 2020	December 31, 2019
Salaries and benefits	$767,053	$753,203
Termination benefits	577,057	-
Share based compensation	410,273	616,104
	$1,754,383	$1,369,307

Termination benefits were paid during December 2020 and relate to the resignation of former President and CEO, Stephen Quin, on December 4, 2020. No additional post-employment benefits, termination benefits, or other long-term benefits were paid to or recorded for key management personnel during the years ended December 31, 2020 and 2019.

There were no balances outstanding with related parties at December 31, 2020.

MINERAL PROPERTIES

Stibnite Gold Project

The Corporation‘s subsidiaries’ property holdings at the Stibnite Gold Project are comprised of a contiguous package of unpatented federal lode claims, unpatented federal mill site claims, patented federal lode claims and patented mill site claims. As of December 31, 2020, this land position encompassed approximately 11,548 hectares held in 1,518 unpatented lode and mill site claims and patented land holdings. The Corporation’s subsidiaries acquired these rights through a combination of purchases and transactions and staking under the 1872 Mining Law and holds a portion under an option agreement. Bureau of Land Management claim rental payments and filings are current as of the date of this filing and the claims are all held in good standing. Normal maintenance and upkeep of the Project infrastructure continued during the quarter.

Permitting for Redevelopment & Restoration

On December 13, 2016, the USFS reported that it had determined that the Plan of Restoration and Operations (“PRO”) filed by Midas Gold Idaho, Inc. (now Perpetua Resources Idaho, Inc. or “PRII”) on September 21, 2016 for the restoration, re-development and operation of the Stibnite Gold Project in Valley County, Idaho met the requirements for a plan of operations under USFS regulations, thus allowing the USFS to commence the formal review of the Project under National Environmental Policy Act (“NEPA”). The USFS completed public scoping under NEPA during the third quarter of 2017. The NEPA review is being undertaken in a coordinated process by a total of seven federal, state and local agencies under a memorandum of understanding entered into in September 2017. The NEPA process is ongoing, and the Draft Environmental Impact Statement was released for public comment on August 14, 2020 with an original termination date for public comments set for October 13, 2020. On October 2, 2020, subsequent to the end of the reporting period, an extension of the comment period was announced in the Federal Register and was extended to close on October 28, 2020. The comment period in fact closed on October 28, 2020, in accordance with the revised schedule for a total of 75 days for the comment period. The USFS is continuing its review of public comments and information while it undertakes its analyses of alternatives as required under NEPA, and a Final Environmental Impact Statement and draft Record of Decision (“ROD”) is anticipated by the Corporation to be released Q3 of 2021 with a final ROD in Q4.

Perpetua Resources Corp. | Management’s Discussion & Analysis 13

Also during the quarter, work on other required ancillary permits continued. On September 9, 2020, the Idaho Department of Environmental Quality (“IDEQ”) issued a revised Draft Air Permit to Construct with a public comment period that originally concluded on October 13, 2020 and which was extended to November 11, 2020. IDEQ recently announced a public comment period on an addendum to the permit application submitted by PRII on December 18, 2020 that will close March 19, 2021. Additionally, on October 5, 2020, the Valley County Commission unanimously approved a conditional use permit for the Stibnite Gold Project Logistics Facility.

District Exploration

No drilling was completed during the reporting period. Other activities continued with efforts directed at updating geological, alteration and structural modelling of the mineral resources (“Mineral Resources”) to support value engineering design, metallurgical programs and environmental studies for the feasibility study and permitting.

Environmental and Other Matters Pertaining to the Stibnite Gold Project

The Project is located in a historic mining district with extensive and widespread exploration and mining activity with related environmental legacy effects spanning nearly 100 years from the late 1800s until today. Actions by prior operators and government agencies have addressed some of the historic environmental issues, but extensive disturbance and legacy effects remain.

For additional disclosure on Environmental and Other Matters refer to the Corporation’s Annual Information Form for the years ended December 31, 2019 and December 31, 2018, the prospectus dated June 30, 2011, the short form prospectus dated March 8, 2012 and the final shelf prospectus dated April 4, 2019, respectively. The Corporation is, and in the future will continue to be, subject to federal, state and local statutes, rules and regulations related to environmental protection, site access and construction activities, among others. The environmental effects, if any, of current and future activities will be monitored and, where appropriate, mitigated, reclaimed and restored by the Corporation’s subsidiaries.

A number of environmental studies and regulatory investigations in the District identified numerous areas of potential environmental degradation related to past mining. In the past, regulatory actions under CERCLA, the Resource Conservation and Recovery Act (“RCRA”) and state law have been taken by the U.S. Environmental Protection Agency (“EPA”), the USFS and the IDEQ against historic mining operators.

All of these regulatory activities and related clean-up actions pre-date any ownership or activity by the Corporation’s subsidiaries and neither the Corporation nor its subsidiaries have ever been previous operators of the site. Prior to its acquisitions in the District, the Corporation’s subsidiaries conducted due diligence and all appropriate inquiry, comprised of formal phased assessments of the properties comprising the Project in order to avoid potential owner/operator liability related to past hazardous substance releases and to maintain its status as a bona fide prospective purchaser (“BFPP”) under CERCLA. The Corporation’s subsidiaries are discharging its continuing CERCLA obligations in the District in order to maintain their landowner liability protection. The Corporation itself has never had any ownership in the mineral properties comprising the Project.

Several of the patented lode mining claims and mill sites acquired by subsidiaries of Perpetua Resources in the areas of the former West End mine patented lode mining claims and patented mill sites previously used for processing operations are subject to an existing judicial consent decree, which covers certain environmental liability and remediation responsibilities with respect to such claim holdings. The consent decree provides the regulatory agencies (that were party to the agreement) access and the right to conduct remediation activities under their respective CERCLA and RCRA authorities as necessary and to prevent the release or potential release of hazardous substances. The consent decree also requires that heirs, successors and assigns refrain from activities that would interfere with or adversely affect the integrity of any remedial measures implemented by government agencies. Several of the patented claims in the Hangar Flats and Yellow Pine properties acquired by subsidiaries of Perpetua Resources are also subject to a consent decree between the previous owner of those claims and the United States. That consent decree imposes certain obligations on that previous owner, including that the previous owner will cooperate with the EPA and USFS in those agencies’ efforts to secure any government controls necessary to implement response activities.

Perpetua Resources Corp. | Management’s Discussion & Analysis 14

On June 6, 2019, the Corporation announced that it and its subsidiaries were advised by Idaho’s Nez Percé Tribe that it intended to initiate legal action against the Corporation and its subsidiaries related to water quality impacts due to historical mining activity prior to involvement by Perpetua Resources and its subsidiaries with the site. The Tribe subsequently filed the legal action in the U.S. District Court of Idaho on August 8, 2019. The Corporation and its subsidiaries are presently defending against the litigation. The suit includes allegations that the Corporation and its subsidiaries have violated the Clean Water Act on lands owned by the United States government and administered by the Forest Service. As the Corporation and its subsidiaries previously advised the Federal court in October 2019 in its motion to dismiss the case, Perpetua Resources Corp. and its subsidiaries have no authority to remedy plaintiff’s claims due to Federal regulatory requirements requiring permission by the United States government to significantly disturb the Forest Service lands in the manner requested by the Tribe.

Because the Corporation and its subsidiaries do not have control or responsibility over alleged Clean Water Act violations claimed by the Tribe to be occurring on lands owned and administered by the Federal government, on June 11, 2020, they notified the Forest Service that they may seek to join them in the case, and on August 18, 2020 they filed the complaint per previous notice of intent. On September 8, 2020, the Federal court granted the stipulation allowing Perpetua Resources to file an amended answer, allowing the Corporation to file the third-party complaint against the Forest Service, and declining to consolidate the cases. Subsequently, on September 9, 2020, the court held a status conference and the prospect emerged of scheduling a mandatory alternative dispute resolution (“ADR”) to engage in settlement discussions. On February 17, 2021, the Corporation and the Tribe filed a joint motion to suspend the litigation and to enter into ADR until June 1, 2021. Pursuant to a voluntary CERCLA agreement discussed below, the Companies agreed to dismiss its pending complaints against the Forest Service, which occurred on January 29, 2021. Also, the parties agreed to stay to the litigation until June 1 in order to explore an alternative dispute resolution process was agreed by the parties on February 17, 2021 and ordered by the court on February 19, 2021.

Neither Perpetua Resources nor its subsidiaries caused the alleged current water quality or alleged water pollution issues at the site. Neither Perpetua Resources nor its subsidiaries have ever conducted any mining operations at site and therefore have no control or responsibility for any alleged pollutant discharges on the site. The Corporation's subsidiaries’ actions on the Project site have been limited to studying current mineral resource potential and environmental conditions in the Stibnite Mining District, evaluating the optimal solutions for remediation and restoration and presenting those solutions to the government agencies with appropriate regulatory authority as part of an integrated redevelopment plan for the site. Perpetua Resources’ subsidiaries have routinely and continually communicated with environmental regulators on the issue of the site's water quality as required under CERCLA. The Corporation’s subsidiaries have regularly reported to the federal and state regulators current information on the condition of surface and groundwater and are working closely with the IDEQ and the EPA to seek authority to learn more about the specific causes of degraded water quality. Finally, the Corporation and its subsidiaries have engaged in appropriate natural resources restoration through the planting of over sixty thousand trees on site and other restoration activities.

Plans for the Environmental Issues

The Corporation expects that issues related to existing environmental concern will be addressed as part of the currently ongoing permitting process for future mining operations. Over the past three years, the Corporation’s subsidiary, Perpetua Resources Idaho, Inc., has been working with regulators to develop a framework under CERCLA to address historical legacy impacts at the site. Such early actions will take place under a voluntary administrative settlement and order on consent (“ASAOC”) under CERCLA that was finalized January 15, 2021 that would afford legal certainty for Perpetua Resources Idaho, Inc. in performing any response actions authorized by the Federal government. The ASAOC was executed by the Environmental Protection Agency (“EPA”) and the United States Department of Agriculture with the concurrence of the United States Department of Justice. Perpetua Resources Idaho, Inc. will be undertaking early cleanup actions (known as “time critical removal actions”) that, upon work plan approval, will begin taking place as early as this year and are designed to immediately improve water quality in a number of areas on the site while longer-term actions are being evaluated through the NEPA process.

An ancillary outcome of the ASAOC would be the opportunity to request the court for a stay, and/or to dismiss, the Clean Water Act litigation (see news release dated December 4, 2019). As noted above, a stay to the litigation was agreed to on February 17, 2021 and ordered by the court on February 19. Under CERCLA and case law precedent, a Federal court has no jurisdiction over a collateral Clean Water Act case where an ASAOC addresses both the same site and the same goals of the pending lawsuit. Perpetua Resources Idaho, Inc. believes that the optimum solution for the site is for all stakeholders to work together to implement the comprehensive and permanent reclamation and restoration of the numerous legacy issues around the site, funded through cash flow from the redevelopment of the site as a modern mining operation. The proposed early actions by the Corporation and its subsidiaries agreed to in the ASAOC offer a concrete example of what such collaborative discussions can yield.

Perpetua Resources Corp. | Management’s Discussion & Analysis 15

CRITICAL ACCOUNTING ESTIMATES AND POLICIES

Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the actual results.

Accounting estimates are estimates and assumptions made by management that may result in material adjustments to the carrying amount of assets and liabilities within the next financial year. Critical estimates used in the preparation of the Financial Statements include, among others, the useful lives of buildings and equipment, valuation of assets, valuation of share-based compensation, warrant and Convertible Note Derivatives, mineral resource estimates and the recoverable amount of exploration and evaluation expenditures.

Accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments. Critical accounting judgments include the accounting for its exploration and evaluation assets, recognition of deferred tax assets or liabilities, functional currency, fair value of the Convertible Note Derivative and warrant derivative, expected economic lives of and the estimated future operating results and net cash flows from buildings and equipment and exploration and evaluation assets.

FINANCIAL INSTRUMENTS

The Corporation’s cash balance increased from $17,504,622 at December 31, 2019 to $25,037,766 at December 31, 2020. During the current year, as discussed above in the Highlights section, Paulson exercised the conversion feature on the convertible notes held by Paulson in the aggregate principal amount of C$82,105,500, which resulted in a decrease of the related Convertible Note Derivative of $203,468,010. There have been no other significant changes in the Corporation’s financial instruments since December 31, 2019, with the exception of the change in fair value of the Convertible Note Derivative on the remaining 2016 Notes, which is discussed in Results of Operations.

OUTSTANDING SHARE DATA

	March 15, 2021	December 31, 2020
Common shares issued and outstanding	47,561,444	47,481,134
Options outstanding	2,746,877	1,959,588
Warrants outstanding	200,000	200,000
Shares issuable on conversion of Convertible Note	4,351,850	4,351,850
Total	54,860,171	53,992,572

DISCLOSURE CONTROL AND PROCEDURES AND INTERNAL CONTROL OF FINANCIAL REPORTING

The Corporation’s management, under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has designed disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, based on the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

DC&P are designed to provide reasonable assurance that material information relating to the Corporation is made known to the CEO and CFO during the reporting period and the information required to be disclosed by the Corporation is recorded, processed, summarized and reported in a timely and appropriate manner. ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with international financial reporting standards. Due to the inherent limitations associated with any such controls and procedures, management recognizes that, no matter how well designed and operated, they may not prevent or detect misstatements on a timely basis.

Perpetua Resources Corp. | Management’s Discussion & Analysis 16

The Corporation’s management, under the supervision of the CEO and CFO, has evaluated both the design and operating effectiveness of its DC&P and ICFR and concluded that, as of December 31, 2020, they are effective in providing reasonable assurance regarding required disclosures and the reliability of external financial reporting.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

National Instrument 52-109 also requires Canadian public companies to disclose any changes in ICFR during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, ICFR. No changes were made to the Corporation's ICFR in the three months ended December 31, 2020 which have materially affected, or are reasonably likely to materially affect, ICFR.

EXTRACTIVE SECTOR TRANSPARENCY MEASURE ACT – REPORTING

In accordance with Canada’s Extractive Sector Transparency Measures Act (the “Act”) that was enacted on December 16, 2014 and brought into force on June 1, 2015, that is intended to contribute to global efforts to increase transparency and deter corruption in the extractive sector, Perpetua Resources reports that for the year ended December 31, 2020, it has made payments of fees and taxes, as defined by the Act, of US$925,690 (2019: US$1,280,729), to government entities listed below.  The Act only requires payments greater than C$100,000 to be reported and the Corporation will follow these requirements, however the below is provided for additional transparency.

Quarter	Payee	Details	Amount
2020 Q1	Idaho Department of Lands	Reimbursement of expenditures related to water quality testing at the Stibnite Gold Project	$48,365
	Shoshone-Bannock Tribes	Shoshone-Bannock Tribes Ethnographic Study	$45,000
	Idaho Department of Environmental Quality (“IDEQ”)	Reimbursement of expenditures related to on going IDEQ permitting	$6,600
2020 Q2	Idaho Department of Lands	Reimbursement of expenditures related to water quality testing at the Stibnite Gold Project	$48,365
	Nez Percé Tribe	Nez Percé Tribe Ethnographic Study	$25,000
	Village of Yellow Pine	Community Agreement Payment – road repairs	$10,000
2020 Q3	Bureau of Land Management	Mineral Claim Fees	$250,470
	Idaho Department of Lands	Reimbursement of expenditures related to water quality testing at the Stibnite Gold Project	$48,365
	Shoshone-Bannock Tribes	CERCLA future response costs	$32,000
	Idaho Department of Lands	Reimbursement of expenditures related to water quality testing at the Stibnite Gold Project	$16,000
	Idaho Department of Environmental Quality	Air Permit to Construct Application Fee	$7,500
	Village of Yellow Pine	Sponsorship for Harmonica Festival and partial reimbursement of dust abatement expenditures	$4,000
2020 Q4	US Forest Service	Reimbursement of salary and operating expenses for the USFS to oversee the EIS process for the Stibnite Gold Project	$351,207
	Valley County Tax Collector	Property taxes	$22,818
	Adams County Parks and Recreation	Sponsorship of community bleachers	$10,000
	Total		$925,690

Perpetua Resources Corp. | Management’s Discussion & Analysis 17

USE OF PROCEEDS

The Corporation’s news release dated March 17, 2020 stated that the US$35.0 million proceeds raised in the issuance of the 2020 Notes would be used for permitting and feasibility studies for the Stibnite Gold Project and for working capital and general corporate purposes. Since the issuance of the 2020 Notes until December 31, 2020, the Corporation used the proceeds from the 2020 Notes and working capital that was previously available primarily to advance permitting and a feasibility study for the Project.

RISKS AND UNCERTAINTIES

Perpetua Resources is subject to a number of significant risks due to the nature of its business and the present stage of its business development. Only those persons who can bear risk of the entire loss of their investment should invest in the Corporation’s common shares, convertible debentures, warrants, options or other securities.

Perpetua Resources’ failure to successfully anticipate and address such risks and uncertainties could have a material adverse effect on its business, financial condition and/or results of operations, and the future trading price of its common shares may decline and investors may lose all or part of their investment. Such risks and uncertainties could cause the Corporation’s future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the cautionary statements on forward-looking information found in this document. The Corporation is subject to various risks, known and unknown, arising from factors within or outside of its control.

Perpetua Resources cannot give assurance that it will successfully address these risks or other unknown risks that may affect its business. Estimates of Mineral Resources and mineral reserves (“Mineral Reserves”) are inherently forward-looking statements subject to error. Although mineral resource and mineral reserve estimates require a high degree of assurance in the underlying data when the estimates are made, unforeseen events and uncontrollable factors can have significant adverse or positive impacts on the estimates. Actual results will inherently differ from estimates. The unforeseen events and uncontrollable factors include, without limitation: geologic uncertainties including inherent sample variability, metal price fluctuations, variations in mining and processing parameters, and adverse changes in environmental or mining laws and regulations. The timing and effects of variances from estimated values cannot be accurately predicted.

Below is a brief summary of some of Perpetua Resources’ risks and uncertainties. The business of the Corporation involves significant risk due to the nature of mining, exploration and development activities. Certain risk factors, including but not limited to those listed below, are related to the mining industry in general while others are specific to Perpetua Resources. These risk factors are not a definitive list of all risk factors associated with an investment in the common shares of Perpetua Resources or in connection with the Corporation’s operations.

Industry Risks

Metal prices have fluctuated widely in the past and are expected to continue to do so in the future, which may adversely affect the amount of revenues derived from the future production of Mineral Reserves.

The commercial feasibility of the Project and Perpetua Resources' ability to arrange funding to conduct its planned exploration projects is dependent on, among other things, the price of gold and other potential by-products. Depending on the price to be received for any minerals produced, Perpetua Resources may determine that it is impractical to commence or continue commercial production. A reduction in the price of gold or other potential by-products may prevent the Project from being economically mined or result in the write-off of assets whose value is impaired as a result of low precious metals prices.

Future revenues, if any, are expected to be in large part derived from the future mining and sale of gold and other potential by-products or interests related thereto. The prices of these commodities fluctuate and are affected by numerous factors beyond Perpetua Resources’ control, including, among others:

•	international economic and political conditions;
•	central bank purchases and sales;
•	expectations of inflation or deflation;
•	international currency exchange rates;
•	interest rates;

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•	global or regional consumptive patterns;
•	speculative activities;
•	levels of supply and demand;
•	increased production due to new mine developments;
•	decreased production due to mine closures;
•	improved mining and production methods;
•	availability and costs of metal substitutes;
•	metal stock levels maintained by producers and others; and
•	inventory carrying costs.

The effect of these factors on the price of gold and other potential by-products cannot be accurately predicted. If the price of gold and other potential by-products decreases, the value of Perpetua Resources’ assets would be materially and adversely affected, thereby materially and adversely impacting the value and price of Perpetua Resources’ common shares.

While the price of gold has recently been strong, there can be no assurance that gold prices will remain at such levels or be such that the Project, and any future operations in which Perpetua Resources has a direct or indirect interest, will be mined at a profit. Some credible industry experts are predicting that gold will continue to increase in price during 2021 and the next several years. However, other credible industry experts expect that the price of gold has generally peaked during the recent pandemic and resulting economic crisis, and that as economies slowly recover over the next few years, the price of gold will decrease and be worth much less per ounce than it is today.

Global financial markets can have a profound impact on the global economy in general and on the mining industry in particular.

Many industries, including the precious metal mining industry, are impacted by global market conditions. Some of the key impacts of financial market turmoil can include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global and specifically mining equity markets, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A slowdown in the financial markets or other economic conditions, including but not limited to, reduced consumer spending, increased unemployment rates, deteriorating business conditions, inflation, deflation, volatile fuel and energy costs, increased consumer debt levels, lack of available credit, lack of future financing, changes in interest rates and tax rates may adversely affect Perpetua Resources’ growth and profitability potential. Specifically:

•	a global credit/liquidity crisis could impact the cost and availability of financing and Perpetua Resources’ overall liquidity;
•	the volatility of gold and other potential by-product prices may impact Perpetua Resources’ future revenues, profits and cash flow;
•	volatile energy prices, commodity and consumables prices and currency exchange rates impact potential production costs; and
•	the devaluation and volatility of global stock markets impacts the valuation of the Corporation’s equity securities, which may impact its ability to raise funds through the issuance of equity.

Mineral exploration and development in the United States is subject to numerous regulatory requirements on land use.

Mineral exploration and development in the United States is subject to Federal, State and local regulatory processes and evolving application of environmental and other regulations can and has affected the ability to advance mineral projects as effectively as in prior years. A number of mineral projects in the United States have been subjected to regulatory delays or actions that have impeded the progress of these projects towards production. Such delays can increase the funding requirements of the Corporation as expenditures continue for a longer period of time.

Longstanding legal certainty about aspects of the 1872 Mining Law is being challenged in Federal Court.

A changing legal environment and court rulings related to the use of unpatented lode mining claims now being overturned and re-examined may cause the Corporation to make modifications to its current claims management program and strategy.

On July 31, 2019, the U.S. District Court for the District of Arizona issued a decision vacating the U.S. Forest Service’s approval of the plan of operations for the proposed Rosemont Mine. See Center for Biological Diversity et al. v. United States Fish and Wildlife Service et al., (“Rosemont Mine”). The Court found that the Forest Service erred when it applied its surface management regulations to approve the proposed mine’s tailings storage facility and waste rock dumps on National Forest lands. According to the Court, the agency should have considered those facilities under its special use permit regulations. The Forest Service made that error, according to the Court, because it did not confirm under the Mining Law that the unpatented mining claims under the ancillary facilities were “valid,” as defined by the Court. According to the Court’s reasoning, only activities on “valid” claims are regulated under the Forest Service mining regulations and that ancillary facilities require a special use permit.

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An appeal of the District Court decision in Rosemont Mine was heard February 1, 2021 in the United States Court of Appeals for the Ninth Circuit where the United States defended the decision of the Forest Service. The Corporation believes that the Arizona court’s conclusion squarely conflicts with applicable Mining Law statutes, regulations, case law, and the strong congressional policy favoring mineral development and multiple uses of Federal lands.

Resource exploration and development is a high risk, speculative business.

Resource exploration and development is a speculative business, characterized by a high number of failures. Substantial expenditures are required to discover new deposits and to develop the infrastructure, mining and processing facilities at any site chosen for mining. Resource exploration and development also involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to adequately mitigate. Few properties that are explored are ultimately developed into producing mines, and there is no assurance that commercial quantities of ore will be discovered on any of Perpetua Resources’ exploration properties. There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production, or if brought into production, that it will be profitable. The discovery of mineral deposits is dependent upon a number of factors, including the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit is also dependent upon, among a number of other factors, its size, grade, proximity to infrastructure, current metal prices, and government regulations, including regulations relating to required permits, royalties, allowable production, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but any one of these factors, or the combination of any of these factors, may prevent Perpetua Resources from receiving an adequate return on invested capital. In addition, depending on the type of mining operation involved, several years can elapse from the initial phase of drilling until commercial operations are commenced. Some ore reserves may become unprofitable to develop if there are unfavourable long-term market price fluctuations in gold or other metals, or if there are significant increases in operating or capital costs. Most of the above factors are beyond the Corporation’s control, and it is difficult to ensure that the exploration or development programs proposed by Perpetua Resources will result in a profitable commercial mining operation. Please also see, among other things, the risk factor found under the subheading “Perpetua Resources’ future exploration and development efforts may be unsuccessful” below.

Mineral exploration and development is subject to numerous industry operating hazards and risks, many of which are beyond Perpetua Resources’ control and any one of which may have an adverse effect on its financial condition and operations.

The Project, and any future operations in which Perpetua Resources has a direct or indirect interest, will be subject to all the hazards and risks normally incidental to resource companies and mining in general. Environmental hazards, unusual or unexpected geological operating conditions, such as rock bursts, structural cave-ins and landslides, fires, earthquakes and flooding, power outages, labour disruptions, industrial accidents such as explosions, unexpected mining dilution, metallurgical and other processing issues, metal losses and periodic interruptions due to inclement or hazardous weather conditions, and the inability to obtain suitable or adequate machinery, equipment or labour, are some of the industry operating risks involved in the conduct of exploration programs and the operation of mines. If any of these events were to occur, they could cause injury or loss of life, environmental damage, operational delays, monetary losses and/or severe damage to or destruction of mineral properties, production facilities or other properties. As a result, Perpetua Resources could be the subject of a regulatory investigation, potentially leading to penalties and suspension of operations. In addition, Perpetua Resources may have to make expensive repairs and could be subject to legal liability. The occurrence of any of these operating risks and hazards may have an adverse effect on Perpetua Resources’ financial condition and operations, and correspondingly on the value and price of Perpetua Resources’ common shares.

Perpetua Resources may not be able to obtain insurance to cover these risks at affordable premiums or at all. Insurance against certain environmental risks, including potential liability for pollution or other hazards as a result of operations or other mining activities, is not generally available to Perpetua Resources or to other companies within the mining industry. Perpetua Resources may suffer a materially adverse effect on its business if it incurs losses related to any significant events that are not covered by its insurance policies. Please also see, among other things, the risk factor found under the subheading “Perpetua Resources’ business involves risks for which Perpetua Resources may not be adequately insured, if it is insured at all” below.

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Mineral exploration and development activities are subject to geologic uncertainty and inherent variability.

There is inherent variability between duplicate samples taken adjacent to each other and between sampling points that cannot be reasonably eliminated. There may also be unknown geologic details that have not been identified or correctly appreciated at the current level of delineation. This results in uncertainties that cannot be reasonably eliminated from the estimation process. Some of the resulting variances can have a positive effect and others can have a negative effect on mining and processing operations.

The quantification of Mineral Resources and Mineral Reserves is based on estimates and is subject to great uncertainty, and there can be no assurance about the quantity and grade of minerals until Mineral Resources are actually mined.

The calculations of amounts of mineralized material within Mineral Resources and Mineral Reserves are estimates only. Actual recoveries of gold and other potential by-products from Mineral Resources and Mineral Reserves may be lower than those indicated by test work. Any material change in the quantity of mineralization, grade, tonnage or stripping ratio, or the price of gold and other potential by-products, may affect the economic viability of a mineral property. In addition, there can be no assurance that the recoveries of gold and other potential by-products in small-scale laboratory tests will be duplicated in larger scale pilot plant tests under on-site conditions or during production. Notwithstanding the results of any metallurgical testing or pilot plant tests for metallurgy and other factors, there remains the possibility that the ore may not react in commercial production in the same manner as it did in testing.

Mining and metallurgy are an inexact science and, accordingly, there always remains an element of risk that a mine may not prove to be commercially viable. Until a deposit is actually mined and processed, the quantity of Mineral Reserves, Mineral Resources and grades must be considered as estimates only. In addition, the determination and valuation of Mineral Reserves and Mineral Resources is based on, among other things, assumed metal prices. Market fluctuations and metal prices may render Mineral Resources and Mineral Reserves uneconomic. Any material change in quantity of Mineral Reserves, Mineral Resources, grade, tonnage, percent extraction of those mineral reserves recoverable by underground mining techniques or stripping ratio for those Mineral Reserves recoverable by open pit mining techniques may affect the economic viability of a mining project, including the Project and any future operations in which Perpetua Resources has a direct or indirect interest. Please also see, among other things, the risk factor found under the subheading “Perpetua Resources’ mineral resource and mineral reserve estimates may not be indicative of the actual gold that can be mined” below.

Increased operating and capital costs may adversely affect the viability of existing and proposed mining projects.

The mining industry has at times been subjected to conditions that have resulted in significant increases in the cost of equipment, labour and materials. Perpetua Resources used benchmarked data for the operation and capital costs included in its PFS issued on December 15, 2014, and amended on March 28, 2019; however, there is no guarantee that development or operations of the Project will eventuate, and if it did, such operating or capital costs will prevail.

The Corporation’s Risks

Perpetua Resources will need to raise additional capital through the sale of its securities or other interests, resulting in potential for significant dilution to the existing shareholders and, if such funding is not available, Perpetua Resources’ operations would be adversely affected.

Perpetua Resources does not generate any revenues and does not have sufficient financial resources to undertake by itself all of its planned exploration and permitting activities. Perpetua Resources has limited financial resources and has financed its activities primarily through the sale of Perpetua Resources’ securities, such as common shares and convertible notes. Perpetua Resources will need to continue its reliance on the sale of its securities for future financing, including that required to complete the permitting process, resulting in dilution to existing shareholders.

Specifically, the failure to obtain sufficient financing, or financing on terms acceptable to Perpetua Resources, may result in a delay or indefinite postponement of exploration, development or production on any or all of the Corporation’s properties or even a loss of an interest in a property, or an inability to pay any of the Corporation’s non-operating expenses which could also lead to late fees or penalties, depending on the nature of the expense.

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If future financings involve the issuance of debt, the terms of the agreement governing such debt could impose restrictions on the Corporation’s operation of its business. Failure to raise capital when needed could have a materially adverse effect on the Corporation’s business, financial condition and results of operations. If adequate financing is not available, Perpetua Resources may not be able to commence or continue with its activities.

Perpetua Resources has an obligation to repay the outstanding principal under the remaining 2016 Notes by the seventh anniversary of their issuance unless previously converted into common shares; on or before that date, Perpetua Resources either needs to have arranged sufficient funding to repay the outstanding principal or to have converted the notes into common shares in accordance with the terms of the Convertible Notes.

Perpetua Resources does not generate revenue and previously announced a plan of how it intended to use the proceeds from the issuance of the Convertible Notes over the term of the Convertible Notes. In order to repay the outstanding principal on remaining 2016 Notes, Perpetua Resources either needs to arrange debt, equity or other forms of funding, to either develop the Stibnite Gold Project and repay the remaining 2016 Notes from operating cash flows, repay the remaining 2016 Notes in full, or convert the remaining 2016 Notes into common shares. The risks associated with the development of the Stibnite Gold Project as stated in this section are high. There are no circumstances in which the Corporation would be required to pay cash upon conversion of the remaining 2016 Notes.

Future sales of Perpetua Resources’ common shares into the public market by holders of Perpetua Resources options and warrants may lower the market price, which may result in losses to Perpetua Resources’ shareholders.

Sales of substantial amounts of Perpetua Resources’ common shares into the public market by unrelated shareholders, Perpetua Resources’ officers or directors or pursuant to the exercise of options or warrants, or even the perception by the market that such sales may occur, may lower the market price of the Corporation's common shares.

Perpetua Resources is subject to numerous government regulations which could cause delays in carrying out its operations, and increase costs related to its business.

Perpetua Resources’ mineral exploration and development activities are subject to various laws and regulations governing operations, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities, who may require operations to cease or be curtailed, or corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail exploration, development or production. Amendments to current laws and regulations governing operations, or more stringent implementation thereof could substantially increase the costs associated with Perpetua Resources’ business or prevent it from exploring or developing its properties.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Perpetua Resources and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Perpetua Resources is currently undertaking an extensive permitting process for the redevelopment and restoration of the Stibnite Gold Project and the timeframes for such processes are not fixed and can take significantly longer, and cost significantly more, than expected.

The regulatory processes related to permitting of major mining projects in the US are subject to considerable uncertainty as to the information required by the permitting agencies and the timeframes to analyze information provided, and the outcomes of such analysis. The Stibnite Gold Project is more complex than greenfields sites due to the need to address the extensive legacy impacts related to historical mining activities which adds additional uncertainty. Since Perpetua Resources entered the permitting process for redevelopment and restoration, the proposed timeframe to get to a Final ROD has been extended by regulators several times and further extensions to the currently published timeframes can be expected.

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Perpetua Resources’ current and future permits to conduct activities at the Stibnite Gold Project could be challenged during regulatory processes or in the courts by third parties and such challenges may delay or prevent the Corporation from meeting its objectives.

Third parties commonly challenge permits related to exploration, development and mining projects and there is a possibility that such parties may challenge Perpetua Resources’ permits for its activities. Such challenges would extend the timeframes anticipated for the Project advancement and increase funding requirements beyond those currently anticipated or block the approval of the Project.

Perpetua Resources may be subject to litigation.

All industries, including the mining industry, are subject to legal claims, with and without merit. The Corporation may become involved in legal disputes in the future. Defense and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal proceeding will not have a material effect on the Corporation’s financial position or results of operations.

Legal proceedings may be brought against Perpetua Resources, for example, litigation based on its business activities, environmental laws, tax matters, volatility in its stock price or failure to comply with its disclosure obligations, which could have a material adverse effect on Perpetua Resources’ financial condition or prospects. Regulatory and government agencies may bring legal proceedings in connection with the enforcement of applicable laws and regulations, and as a result, Perpetua Resources may be subject to expenses of investigations and defense, fines or penalties for violations if proven, and potentially cost and expense to remediate, increased operating costs or changes to operations, and cessation of operations if ordered to do so or required in order to resolve such proceedings. The Corporation may become party to disputes governed by the rules of arbitration outside of Canada. Perpetua Resources may also be the subject of legal claims in Canada in respect of its activities in another jurisdiction such as the United States. In the event of a dispute arising at non-Canadian operations, Perpetua Resources may be subject to the exclusive jurisdiction of non-Canadian courts or may not be successful in subjecting non-Canadian persons to the jurisdiction of courts in Canada. The Corporation’s inability to enforce its rights could have an adverse effect on its future cash flows, earnings, results of operations and financial condition.

Perpetua Resources may face opposition from environmental non-governmental organizations (“ENGOs”), Indian tribes or other stakeholders that may delay or interfere with the regulatory process for the development of the Project.

ENGOs, Indian tribes or other stakeholders commonly challenge permits related to exploration, development and mining projects and there is possibility that such parties may challenge Perpetua Resources’ permits for its activities. Such challenges would extend the timeframes anticipated for the Project advancement and increase funding requirements beyond those currently anticipated or prevent the approval of the Project. As noted above, in 2018, the Nez Percé Tribe announced its opposition to the Project and certain NGOs campaigned against the community agreement. As discussed below, the Tribe brought judicial action against Perpetua Resources that it is presently defending and ultimately believes will be resolved in an acceptable manner.

The Nez Percé Tribe has filed a complaint against Perpetua Resources under the Clean Water Act and the Corporation is vigorously defending the litigation. If successful, this litigation could act to delay the Project.

On June 5, 2019, Perpetua Resources Corp., Perpetua Resources Idaho, Inc., Idaho Gold Resources Company, LLC and Stibnite Gold Company (“Companies”) were served by Idaho’s Nez Percé Tribe with a notice of intent (NOI) to sue under the Clean Water Act. The Tribe filed the complaint on August 8, 2019 in the United States District Court for the District of Idaho, which was later served on August 16, 2019. The complaint identified eight areas internal and external to the Stibnite Gold Project Site that the suit alleges violates the Clean Water Act, and the action seeks declaratory and injunctive relief.

The Companies filed a motion to dismiss and, in the alternative, a motion to stay the litigation pending conclusion of negotiations with the EPA on a CERCLA administrative order on consent, a process that was underway before the plaintiff filed suit. Argument was heard on December 16, 2019, where the motion to dismiss was denied. On January 7, 2020, the Companies filed its formal answer denying liability for the allegations contained in the complaint, and on January 8, 2020, the motion to stay the litigation was denied by the district court. On June 11, 2020, Perpetua Resources Idaho, Inc., Idaho Gold Resources Company, LLC and Stibnite Gold Company (“Perpetua Companies”) notified the Forest Service that they may seek to join them in the case through a formal notice of intent (“NOI”). The Perpetua Companies filed the complaint against the Forest Service per previous NOI on August 18, 2020. In conjunction with the filing, the Perpetua Companies requested that the action be joined to the original action as a “third party complaint” or in the alternative, be consolidated with the original action. On September 8, 2020, the Federal court granted a stipulation allowing the Companies to file an amended answer and allowing the Perpetua Companies to file the third-party complaint against the Forest Service, in addition to declining to consolidate the cases. Subsequently, on September 9, 2020, the court held a status conference and the prospect emerged of scheduling a mandatory alternative dispute resolution (“ADR”).

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For over three years, the Companies have been working with EPA on a CERCLA agreement that will foster early clean up activity on the Stibnite Site. Under CERCLA section 113(h), citizen suits under the Clean Water Act are pre-empted from interfering in work covered under CERCLA administrative orders. On January 15, 2021 a voluntary administrative settlement and order on consent (“ASAOC”) that that would afford legal certainty in performing any CERCLA response actions was executed by the Companies as well as the EPA and the United States Department of Agriculture with the concurrence of the United States Department of Justice. Such early CERCLA actions (known as “time critical removal actions”), upon work plan approval by the Federal agencies, will begin taking place in early 2021 and are designed to immediately improve water quality in a number of areas on the site while longer-term actions are being evaluated through the NEPA process.

Pursuant to the ASAOC, the Companies agreed to dismiss its pending complaints against the Forest Service, which occurred on January 29, 2021. Also upon execution of the ASAOC, the parties agreed on February 17, 2021 to stay to the litigation until June 1 in order to explore ADR process, which was ordered by the court on February 19.

Perpetua Resources cannot predict the potential ramifications of this litigation matter, nor can it provide any assurance that it will be concluded in a manner consistent with the Corporation’s expectations.

Perpetua Resources has not completed an environmental impact statement, nor has it received the necessary permits for water or explosives to conduct mining operations.

The department responsible for environmental protection in the U.S. has broad authority to shut down and/or levy fines against facilities that do not comply with environmental regulations or standards. Failure to obtain the necessary permits would adversely affect progress of Perpetua Resources’ activities and would delay or prevent the beginning of commercial operations.

Perpetua Resources’ activities are potentially subject to environmental liability.

Perpetua Resources is not aware of any claims for damages related to any impact that its operations have had on the environment but it may become subject to such claims in the future, including potential claims related to legacy environmental impacts from prior operators. An environmental claim could adversely affect Perpetua Resources’ business due to the high costs of defending against such claims and its impact on senior management's time and attention to addressing such claims. Also, environmental regulations may change in the future which could adversely affect Perpetua Resources’ operations including the potential to curtail or cease exploration programs or to preclude entirely the economic development of a mineral property. The extent of any future changes to environmental regulations cannot be predicted or quantified, but it should be assumed that such regulations would become more stringent in the future. Generally, new regulations will result in increased compliance costs, including costs for obtaining permits, delays or fines resulting from loss of permits or failure to comply with the new regulations.

The Corporation’s activities and ownership interests potentially expose the Corporation to liability under CERCLA and its state law equivalents. Under CERCLA and its state law equivalents, subject to certain defenses, any present or past owners or operators of a facility, and any parties that disposed or arranged for the disposal of hazardous substances at such a facility, could be held jointly and severally liable for cleanup costs and may be ordered to undertake remedial cleanup actions or to pay for the previous government cleanup efforts in response to actual or threatened releases of hazardous substances. Such parties may also be liable to government or tribal entities for the cost of damages to natural resources, which may be substantial. Additional regulations or requirements may also be imposed upon the Corporation’s operations, tailings and waste disposal areas, as well as upon mine closure under federal and state environmental laws and regulations, including, without limitation, the U.S. Clean Water Act and state law equivalents. Air emissions in the U.S. are subject to the Clean Air Act and its state equivalents as well.

On January 15, 2021 a voluntary ASAOC under CERCLA (see above) that that would afford legal certainty for Perpetua Resources in performing any response actions was executed by Perpetua Resources as well as the Environmental Protection Agency (“EPA”) and the United States Department of Agriculture with the concurrence of the United States Department of Justice. With this agreement, it is not expected that any CERCLA enforcement actions will take place while the ASAOC remains in effect, which could be for the duration of the Project.

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Perpetua Resources faces substantial competition within the mining industry from other mineral companies with much greater financial and technical resources and Perpetua Resources may not be able to effectively compete.

The mineral resource industry is intensively competitive in all of its phases, and Perpetua Resources competes with many companies possessing much greater financial and technical research resources. Competition is particularly intense with respect to the acquisition of desirable undeveloped gold properties. The principal competitive factors in the acquisition of such undeveloped properties include the staff and data necessary to identify, investigate and purchase such properties, and the financial resources necessary to acquire and develop such properties. Competition could adversely affect Perpetua Resources’ ability to advance the Project or to acquire suitable prospects for exploration in the future on terms it considers acceptable. Increased competition could adversely affect the Corporation’s ability to attract necessary capital funding or acquire an interest in additional properties.

Perpetua Resources’ future exploration and development efforts may be unsuccessful.

Mineral resource exploration and, if warranted, development, is a speculative business, characterized by a number of significant risks, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in volume and/or grade to return a profit from production. There is no certainty that the expenditures that have been made and may be made in the future by Perpetua Resources related to the exploration of its properties will result in discoveries of mineralized material in commercial quantities.

Most exploration projects do not result in the discovery of commercially viable mineral deposits and no assurance can be given that any particular level of recovery or Mineral Reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially viable deposit which can be legally and economically exploited.

Perpetua Resources’ mineral resource and mineral reserve estimates may not be indicative of the actual gold that can be mined.

Assays results from core drilling or reverse circulation drilling can be subject to errors at the laboratory analyzing the drill samples. In addition, reverse circulation or core drilling may lead to samples which may not be representative of the gold or other metals in the entire deposit. Mineral resource and mineral reserve estimates are based on interpretation of available facts and extrapolation or interpolation of data and may not be representative of the actual deposit. All of these factors may lead to mineral resource and/or mineral reserve estimates being overstated, the mineable gold that can be received from the Project being less than the mineral resource and mineral reserve estimates, and the Project not being a viable project.

If Perpetua Resources’ mineral resource and mineral reserve estimates for the Project are not indicative of actual grades of gold and other potential by-products, Perpetua Resources will have to continue to explore for a viable deposit or cease operations.

Perpetua Resources has a limited history as an exploration company and does not have any experience in putting a mining project into production.

Perpetua Resources has only been actively engaged in exploration since 2009. Perpetua Resources does not generate any revenues from operations or production. Putting a mining project into production requires substantial planning and expenditures and, while several members of the management have mine construction experience, as a corporation, Perpetua Resources does not have any experience in taking a mining project to production. As a result of these factors, it is difficult to evaluate Perpetua Resources’ prospects, and its future success is more uncertain than if it had a longer or more proven history.

Perpetua Resources expects to continue to incur losses and may never achieve profitability, which in turn may harm the future operating performance and may cause the market price of Perpetua Resources’ common shares to decline.

Perpetua Resources has incurred net losses every year since inception. Perpetua Resources currently has no commercial production and has never recorded any revenues from mining operations. Perpetua Resources expects to continue to incur losses, and will continue to do so until such time, if ever, as its properties commence commercial production and generate sufficient revenues to fund continuing operations.

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The proposed development of new mining operations will require the commitment of substantial resources for operating expenses and capital expenditures, which may increase in subsequent years as Perpetua Resources adds, as needed, consultants, personnel and equipment associated with advancing exploration, development and commercial production of the Project or any other properties. The amounts and timing of expenditures will depend on the progress of ongoing exploration and development, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture or other agreements with others in the future, its acquisition of additional properties, and other factors, many of which are unknown today and may be beyond the Corporation's control. Perpetua Resources may never generate any revenues or achieve profitability. If Perpetua Resources does not achieve profitability, it would have to raise additional financing or shut down its operations.

Perpetua Resources has negative cash flow from operating activities.

As indicated, the Corporation currently has no producing mines and has no source of operating cash flow other than through equity, joint ventures and/or debt financing. As such, the Corporation has, and is expected to continue to have, negative operating cash flow. To the extent the Corporation has negative cash flow in future periods, the Corporation may use a portion of its general working capital to fund such negative cash flow.

Perpetua Resources’ title to its mineral properties and its validity may be disputed in the future by others claiming title to all or part of such properties.

The validity of mining rights may, in certain cases, be uncertain and subject to being contested. Perpetua Resources’ mining rights, claims and other land titles, particularly title to undeveloped properties, may be defective and open to being challenged by governmental authorities and local communities.

Perpetua Resources’ properties consist of various mining concessions in the United States. Under U.S. law, the concessions may be subject to prior unregistered agreements or transfers, which may affect the validity of Perpetua Resources’ ownership of such concessions. A claim by a third party asserting prior unregistered agreements or transfer on any of Perpetua Resources’ mineral properties, especially where commercially viable Mineral Reserves have been located, could adversely result in Perpetua Resources losing commercially viable Mineral Reserves. Even if a claim is unsuccessful, it may potentially affect Perpetua Resources’ current activities due to the high costs of defending against such claims and its impact on senior management's time. If Perpetua Resources loses a commercially viable mineral reserve, such a loss could lower Perpetua Resources’ revenues or cause it to cease operations if this mineral reserve represented all or a significant portion of Perpetua Resources’ operations at the time of the loss.

Certain of Perpetua Resources’ properties may be subject to the rights or the asserted rights of various community stakeholders, including Federally-recognized tribes. The presence of community stakeholders may also impact on the Corporation’s ability to explore, develop or, in potentially the future, operate its mining properties. In certain circumstances, consultation with such stakeholders may be required and the outcome may affect the Corporation’s ability to explore, develop or operate its mining properties.

Certain of Perpetua Resources’ United States mineral rights consist of unpatented mining claims. Unpatented mining claims present unique title risks due to the rules for validity and the opportunities for third-party challenge. These claims are also subject to legal uncertainty.

Perpetua Resources’ ability to explore and, if warranted, develop its mineral claims may be impacted by litigation or consent decrees entered into by previous owners of mineral rights that now comprise the Project, related to disturbance related to past mining and exploration activities.

Several of the patented lode and mill site claims acquired by Perpetua Resources over the West End Deposit and the Cinnabar claim groups (the latter held under option) are subject to a consent decree under CERCLA, which covers certain environmental liability and remediation responsibilities with respect to such claims. The consent decree requires that heirs, successors and assigns refrain from activities that would interfere with or adversely affect the integrity of any remedial measures implemented by government agencies. Several of the patented claims in the Hangar Flats and Yellow Pine properties are subject to a consent decree under CERCLA between the original owner of those claims and the United States, which creates certain obligations on that owner, including that the owner will cooperate with the EPA and U.S. Forest Service in those agencies’ efforts to secure any government controls necessary to implement response activities.

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All industries, including mining, are subject to legal claims with or without merit. Defense and settlement costs can be substantial, even with respect to claims without merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular claim could have an effect on the Corporation’s financial position. It is possible that any proposal to develop a mine on the Project, or any governmental approval for such a development, could be challenged in court by third parties, the effect of which would be to delay and possibly entirely impede the Corporation from developing the Project or commencing production.

Perpetua Resources depends on key personnel for critical management decisions and industry contacts but does not maintain key person insurance.

Perpetua Resources is dependent on a relatively small number of key personnel, the loss of any of whom could have an adverse effect on the operations of Perpetua Resources. Perpetua Resources’ success is dependent to a great degree on its ability to attract and retain highly qualified management personnel. The loss of any such key personnel, through incapacity or otherwise, would require Perpetua Resources to seek and retain other qualified personnel and could compromise the pace and success of its exploration and permitting activities. Perpetua Resources does not maintain key person insurance in the event of a loss of any such key personnel.

Perpetua Resources does not have a full staff of technical people and relies upon outside consultants to provide critical services.

Perpetua Resources has a relatively small staff and depends upon its ability to hire consultants with the appropriate background and expertise as such persons are required to carry out specific tasks. Perpetua Resources’ inability to hire the appropriate consultants at the appropriate time could adversely impact Perpetua Resources’ ability to advance its exploration and permitting activities.

Certain Perpetua Resources directors and officers also serve as officers and/or directors of other mineral resource companies, which may give rise to conflicts.

Certain Perpetua Resources directors and officers are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. Directors and officers of the Corporation with conflicts of interest will be subject to and will follow the procedures set out in applicable corporate and securities legislation, regulations, rules and policies.

Internal controls provide no absolute assurances as to reliability of financial reporting and financial statement preparation, and ongoing evaluation may identify areas in need of improvement.

The Corporation has invested resources to document and assess its system of internal control over financial reporting and undertakes an evaluation process of such internal controls. Internal control over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, safeguards with respect to the reliability of financial reporting and financial statement preparation.

The Corporation currently believes that no material weakness exists in regard to its internal controls for financial reporting that result in a reasonable possibility that a material misstatement of the Corporation’s financial statements will not be prevented or detected on a timely basis. However, if the Corporation fails to maintain the adequacy of its internal control over financial reporting, as either the Corporation’s or the applicable regulatory standards are modified, supplemented or amended from time to time, then the Corporation may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting. If in the future the Corporation is required to disclose a material weakness in its internal controls over financial reporting, then this could result in the loss of investor confidence in the reliability of the Corporation’s financial statements, which in turn could harm the Corporation’s business and negatively impact the trading price of its common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Corporation’s operating results or cause it to fail to meet its reporting obligations.

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Perpetua Resources has no history of paying dividends, does not expect to pay dividends in the immediate future and may never pay dividends.

Since incorporation, neither Perpetua Resources nor any of its subsidiaries have paid any cash or other dividends on its common shares, and the Corporation does not expect to pay such dividends in the foreseeable future, as all available funds will be invested primarily to finance its mineral exploration programs.

Perpetua Resources’ business involves risks for which Perpetua Resources may not be adequately insured, if it is insured at all.

In the course of exploration and development of, and production from, mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including landslides, ground failures, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks. Perpetua Resources does not currently have insurance against all such risks and may decide not to take out insurance against all such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of Perpetua Resources.

Additionally, the Corporation is not insured against most environmental risks. Insurance against all environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products by third parties occurring as part of historic exploration and production) has not been generally available to companies within the industry. The Corporation periodically evaluates the cost and coverage of the insurance that is available against certain environmental risks to determine if it would be appropriate to obtain such insurance. Without such insurance, or with limited amounts of such insurance, and if the Corporation becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate its available funds or could exceed the funds the Corporation has to pay such liabilities and result in bankruptcy. Should the Corporation be unable to fully fund the remedial cost of an environmental problem, it might be required to enter into interim compliance measures pending completion of the required remedy.

A shortage of supplies and equipment could adversely affect Perpetua Resources’ ability to operate its business.

Perpetua Resources is dependent on various supplies and equipment to carry out its activities. The shortage of such supplies, equipment and parts could have a material adverse effect on Perpetua Resources’ ability to carry out its activities and therefore have a material adverse effect on the cost of doing business.

A cyber security incident could adversely affect Perpetua Resources’ ability to operate its business.

Information systems and other technologies, including those related to the Corporation’s financial and operational management, and its technical and environmental data, are an integral part of the Corporation’s business activities. Network and information systems related events, such as computer hacking, cyber-attacks, computer viruses, worms or other destructive or disruptive software, process breakdowns, denial of service attacks, or other malicious activities or any combination of the foregoing or power outages, natural disasters, terrorist attacks, or other similar events could result in damages to the Corporation’s property, equipment and data. These events also could result in significant expenditures to repair or replace damaged property or information systems and/or to protect them from similar events in the future. Furthermore, any security breaches such as misappropriation, misuse, leakage, falsification, accidental release or loss of information contained in the Corporation’s information technology systems including personnel and other data that could damage its reputation and require the Corporation to expend significant capital and other resources to remedy any such security breach. Insurance held by the Corporation may mitigate losses however in any such events or security breaches may not be sufficient to cover any consequent losses or otherwise adequately compensate the Corporation for any disruptions to its business that may result and the occurrence of any such events or security breaches could have a material adverse effect on the business of the Corporation. There can be no assurance that these events and/or security breaches will not occur in the future or not have an adverse effect of the business of the Corporation.

Counterparty and liquidity risk.

Credit risk relates to cash and cash equivalents, accounts receivable, and derivative contracts and arises from the possibility that a counterparty to an instrument fails to perform. Counterparty risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. The Corporation is subject to counterparty risk and may be affected, in the event that a counterparty becomes insolvent. To manage both counterparty and credit risk, the Corporation proactively manages its exposure to individual counterparties. The Corporation only transacts with highly rated counterparties. A limit on contingent exposure has been established for each counterparty based on the counterparty’s credit rating, and the Corporation monitors the financial condition of each counterparty.

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Liquidity risk is the risk that the Corporation may not have sufficient cash resources available to meet its payment obligations. To manage liquidity risk, the Corporation maintains cash positions and has financing in place that the Corporation expects will be sufficient to meet its operating and capital expenditure requirements. Potential sources for liquidity could include, but are not limited to: the Corporation’s current cash position, existing credit facilities, future operating cash flow, and potential private and public financing. Additionally, the Corporation reviews its short-term operational forecasts regularly and long-term budgets to determine its cash requirements.

Perpetua Resources may be negatively affected by an outbreak of infectious disease or pandemic.

An outbreak of infectious disease, pandemic or a similar public health threat, such as the COVID-19 outbreak in 2020, and the response thereto, could adversely impact the Corporation, both operationally and financially. The global response to the COVID-19 outbreak has resulted in, among other things, border closures, severe travel restrictions and extreme fluctuations in financial and commodity markets. Additional measures may be implemented by one or more governments around the world in jurisdictions where the Corporation operates. Labour shortages due to illness, Corporation or government-imposed isolation programs, restrictions on the movement of personnel or possible supply chain or other disruptions could result in a reduction or interruption of the Corporation’s operations and activities. An outbreak of infectious disease, pandemic or a similar public health threat may affect the Corporation’s ability to purchase products and/or services at reasonable costs in the operation of its business and to stay on schedule due to the reliance on external parties in the permitting process. As well, as efforts are undertaken to slow the spread of the COVID-19 pandemic, the operation and development of mining projects may be impacted. To date, a number of mining projects have been suspended as cases of COVID-19 have been confirmed, for precautionary purposes or as governments have declared a state of emergency or taken other actions. If the operation or development of one or more of the properties of Perpetua Resources, or in which Perpetua Resources holds a royalty, stream or other interest, is suspended or the development is delayed for precautionary purposes or as governments declare states of emergency or other actions are taken in an effort to combat the spread of COVID-19, it may have a material adverse impact on the Corporation’s profitability, results of operations, financial condition and the trading price of the Corporation’s securities.

The adverse effects described above could be rapid and unexpected. These disruptions may severely impact the Corporation’s ability to carry out its business plans for 2021 and beyond. While the Corporation’s operations and activities have not been materially impacted to date (although Perpetua Resources has adjusted some of its internal procedures), there can be no assurance that Perpetua Resources will remain unaffected by the current COVID-19 crisis or potential future health crises. The actual and threatened spread of COVID-19 globally could adversely affect global economies and financial markets resulting in a prolonged economic downturn and a decline in the value of the Corporation’s stock price.

In response to the COVID-19 pandemic, Perpetua Resources has implemented precautionary measures and management practices at its corporate offices, including introducing a “work from home” policy at its offices in Canada and Idaho, limiting visits to essential personnel, reducing travel for its personnel, transitioning to virtual meetings where feasible and ensuring proper protocols around sanitation and social distancing.

The Corporation’s management will continue to monitor the situation regarding COVID-19 and may take actions under best management practices that alter the Corporation’s business operations as may be required by federal, provincial or local authorities (including Health Canada and the US Center for Disease Control), or that management determines are in the best interests of the Corporation’s employees, suppliers, shareholders and other stakeholders. Such alterations or modifications could cause substantial interruption to the Corporation’s business, any of which could have a material adverse effect on, among other things, the Corporation’s operations or financial results. The extent to which COVID-19 and any other pandemic or public health crisis impacts the Corporation’s business, affairs, operations, financial condition (including the Corporation’s ability to raise funds), liquidity, availability of credit and results of operations will depend on future developments that are highly uncertain and cannot be accurately predicted, including new information which may emerge concerning the severity of and the actions required to contain the COVID-19 pandemic or remedy its impact, among others. While vaccination programs have begun to be implemented throughout Canada and the United States, industries, including mining, continue to be affected by COVID-19 in varying degrees. It continues to be difficult to predict the duration and extent of the impact of COVID-19 on the Corporation’s business and operations, both in the short and long-term.

In December 2020, several Canadian provinces declared a second provincial emergency requiring various restrictions, such as stay at home orders, mandatory closures of certain types of businesses and reduced limits on social gatherings. While these restrictions have not yet had a significant impact on the Corporation’s operations, the Corporation cannot predict the extent to which these restrictions (and any other future restrictions imposed by governmental authorities in Canada or the United States) may affect the Corporation on a going-forward basis.

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CAUTIONARY NOTE IN RESPECT OF MINERAL RESOURCES AND MINERAL RESERVES

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Mineral Resource estimates do not account for mineability, selectivity, mining loss and dilution. The Project mineral resource estimates include inferred Mineral Resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is also no certainty that these inferred Mineral Resources will be converted to the measured and indicated categories through further drilling, or into Mineral Reserves, once economic considerations are applied.

The Mineral Resources and Mineral Reserves at the Project are contained within areas that have seen extensive disturbance resulting from prior mining activities. For Perpetua Resources to advance its interests at the Stibnite site, the Project will be subject to a number of Federal, State and local laws and regulations and will require permits to conduct its activities. However, Perpetua Resources is not aware of any environmental, permitting, legal or other reasons that would prevent it from advancing the Project.

This MD&A and the mineral resource and mineral reserve estimates referenced in this MD&A are reported in accordance with the requirements under Canadian securities laws, namely National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"), which differ from the requirements under U.S. securities laws. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements under the U.S. Securities and Exchange Commission (“SEC”) and thus the mineral resource and mineral reserve estimates referenced in this MD&A may not be comparable to disclosure provided by issuers subject to SEC disclosure requirements applicable to domestic issuers.

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